ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
10 March to 14 April 2009

DATE	DETAILS
8 April 2009	Directors Interests-Share Incentive Plan-monthly update

3 April 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

1 April 2009	Voting Rights and Capital (Year end update)

30 March 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

24 March 2009	Director interests- Maria Richters’ spouse Sells NGplc Debt Instruments

17 March 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

10 March 2009	Directors Interests-Share Incentive Plan-monthly update